Exhibit 99.1

Obsidian Energy Announces New Senior Note Maturity Dates, Amendments to our Financial Covenants

and Agreement with Landlord on Renewed Lease Terms

CALGARY, March 15, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces further to our press release on March 4, 2020 that we have reached an agreement with our noteholders to amend the senior note agreements to align all note maturity dates to November 30, 2021. In addition, the Company has reached an agreement with its building landlord on renewed lease terms for its Calgary office space.

Specifically, the senior note maturities have been adjusted as follows:

•	the senior notes maturing on March 16, 2020, May 29, 2020 and December 2, 2020 will be extended to November 30, 2021;

•	the senior note maturing on November 30, 2021 will remain the same;

•	the senior notes maturing on December 2, 2022 and December 2, 2025 will now mature on November 30, 2021; and

•	if the end date of the revolving period on the syndicated credit facility is accelerated to April 1, 2021, as described below, then the senior notes maturities will also be accelerated to that date.

Given the current fall in oil prices and other market factors, the noteholders have also agreed in principle to amend the Company’s Senior debt and Total debt to Adjusted EBITDA covenants as outlined below, subject to the approval of members of the syndicated bank facility:

•	for the period January 1, 2020 to June 30, 2020, the maximum Senior Debt to Adjusted EBITDA ratio will be less than or equal to 3.5:1;

•	for the period July 1, 2020 to September 30, 2020, the maximum for both the Senior Debt and Total Debt to Adjusted EBITDA ratios will be less than or equal to 4.1:1; and

•	for the period October 1, 2020 to June 30, 2021, the maximum for both the Senior Debt and Total Debt to Adjusted EBITDA ratios will be less than or equal to 6:1.

The Company has also reached an agreement with its building landlord on renewed lease terms for its Calgary office space. The effective date of these terms is February 1, 2020. The concessions are:

•	lease payments will total $0.833 million per month, net of sub-leases, from February 2020 to January 2025 ($10 million on an annualized basis); and

•	the building landlord has agreed to indemnify the Company on all existing subleases.

The implementation of the agreement reached with noteholders is subject to the execution of definitive documentation by March 31, 2020. If execution of the definitive documentation is not completed by March 31, 2020, then the senior note originally maturing on March 16, 2020 will mature on April 7, 2020. The agreement with the building landlord requires the execution of definitive documentation by March 31, 2020 and is subject to certain consents.

The Company anticipates releasing our 2019 year-end financial statements once all the required approvals have been obtained and definitive documentation executed.

Non-GAAP measures

Certain financial measure including Adjusted EBITDA, included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to our syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected revised maturity dates for the senior notes and the updated Senior and Total debt to Adjusted EBITDA covenant requirements for the time periods stated, being still subject to the syndicated bank facility member approval, and the background for the change; the lease payments to be made going forward by the Company to the building landlord and being indemnified on all existing subleases; the dates for definitive agreements to be reached with the noteholders and the building landlord and what will happen if they are not; and when the Company anticipates releasing our 2019 year-end financial statements.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; other than noted herein, our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Obsidian Energy shares are listed on both the Toronto Stock Exchange (symbol “OBE”) and New York Stock Exchange (symbol “OBE.BC”). All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com